October 13, 2008

Ryan C. Milne

Accounting Branch Chief

United States

Securities and Exchange Commission

Washington, D.C.  20549

RE:

China Holdings, Inc.

Item 4.01 Form 8-K

Filed September 24, 2008

File No. 0-25997

Dear Mr. Milne:

The following are our answers to you comments from your letter dated Sept. 29, 2008.

1.

Please revise your disclosure in paragraph two to state whether during the registrant’s two most recent fiscal years and the subsequent interim period through the date of dismissal (i.e. May 9, 2008) there were any disagreements with Child, Van Wagoner & Bradshaw, PLLC and provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K as appropriate.

Paragraph two has been appropriately revised.

2.

Please revise your Form 8-K to state whether Child, Van Wagoner & Bradshaw, PLLC’s report on your financial statements for either of the past two years contained and adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles.   This would include a disclosure as to the uncertainty regarding the ability to continue as a going concern in the accountant’s reports.  If Child, Van Wagoner & Bradshaw, PLLC did not report on your financial statements, please disclose that fact and include the specific disclosures required by Item 304(a)(1)(ii) of Regulation S-K as appropriate.

Child, Van Wagoner & Bradshaw, PLLC’s report on our financial statements for either of the past two years did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

3.

We note that the required letter from the former accountant was not included as an exhibit to the filing as required by Item 304(a)(3) of Regulation S-K.  Please obtain and file an updated letter from your former accountant addressing your revised disclosure as an Exhibit 16 to the amended Form 8-K.

We are awaiting the letter from the former accountant and will file it as soon as it is received.

Very truly yours,

/s/ Dempsey K. Mork

Dempsey K. Mork, President

China Holdings, Inc.